# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ridgepost Capital, Inc., CIK 0001841968
CUSIP: 69376K106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 42699 Howell Street, Suite 1000, Dallas, Texas (TX), 75204
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002145182

## Reporting persons
- RJDT Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 10,262,278; shared voting power 0; sole dispositive power 10,262,278; shared dispositive power 0; aggregate amount beneficially owned 10,262,278 (11.58% of the class)
- SCM Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 103,659; shared voting power 0; sole dispositive power 103,659; shared dispositive power 0; aggregate amount beneficially owned 103,659 (0.12% of the class)

## Item 1. Issuer
Name of issuer: Ridgepost Capital, Inc.
Address of issuer's principal executive offices: 42699 Howell Street, Suite 1000, Dallas, Texas, 75204

## Item 2. Person Filing
Name of person filing:
(i): RJDT Holdings, L.P.
(ii): SCM Holdings GP, LLC
Address of principal business office or, if none, residence: (i), (ii): 4400 Post Oak Parkway, Suite 2200, Houston, Texas 77027
Citizenship: (i), (ii): Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,365,937
Percent of class: 11.70%
Sole power to vote or to direct the vote:
RJDT Holdings, L.P.: 10,262,278
SCM Holdings GP, LLC: 103,659
Shared power to vote or to direct the vote: 0.
Sole power to dispose or to direct the disposition:
RJDT Holdings, L.P.: 10,262,278
SCM Holdings GP, LLC: 103,659
Shared power to dispose or to direct the disposition: 0.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

## Exhibits
Exhibit A: Joint Filing Agreement
Exhibit B: Identification and Classification of Members of the Group

## Signatures
- RJDT Holdings, L.P.: /s/ W. Todd Huskinson, W. Todd Huskinson/Authorized Signatory of the General Partner (07/15/2026)
- SCM Holdings GP, LLC: /s/ W. Todd Huskinson, W. Todd Huskinson/Authorized Signatory (07/15/2026)